Exhibit 4.14
Consent of PricewaterhouseCoopers LLP
Consent of Independent Accountants
     We hereby consent to the incorporation by reference in the registration statement on Form F-8 of Fronteer Development Group, Inc. (the “Registrant”) relating to the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. dated March 20, 2009 of our report dated March 27, 2008 relating to the consolidated balance sheets of the Registrant as at December 31, 2007 and 2006 and the consolidated statement of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting of the Registrant as of December 31, 2007.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia
March 20, 2009